Exhibit 1.1

Seaspan Corporation
Unit 2, 2nd Floor, Bupa Centre 141 Connaught Road West
Hong Kong, China

c/o 2600 – 200 Granville Street Vancouver, BC
Canada V6C 1S4
Tel: 604-638-2575
Fax: 604-648-9782
www.seaspancorp.com

FOR IMMEDIATE RELEASE

SEASPAN ANNOUNCES SENIOR MANAGEMENT CHANGE

HONG KONG, CHINA, April 20th, 2018 – Seaspan Corporation (NYSE:SSW), the world’s largest independent containership owner operator, today announced that Mark Chu has notified the company that he plans to step down from his roles as General Counsel and Chief Operating Officer to pursue other opportunities. Mr. Chu will remain in his current roles through August 31st, 2018 to help facilitate a seamless transition.

Bing Chen, President and Chief Executive Officer of Seaspan said, “I would like to thank Mark for his many contributions to Seaspan over the years. I am pleased that he will remain in place for the next four months to ensure a smooth transition, and on behalf of the full management team, I wish him all the best in his future endeavors.”

David Sokol, Chairman of Seaspan’s Board of Directors, said, “Mark has been a true professional in all aspects of his roles at Seaspan. I cannot thank him enough for his efforts since I joined the Board and through the transition over the past nine months. I wish Mark continued success moving forward.”

Mark Chu stated, “It has been a pleasure working at Seaspan with a team of dedicated and talented professionals, and I remain confident in the company’s outlook under the leadership of David Sokol and Bing Chen. I look forward to spending the coming months helping the team in any way possible to ensure an effective transition.”

About Seaspan

Seaspan provides many of the world’s major container shipping liners with alternatives to vessel ownership by offering long-term leases on large, modern containerships combined with industry-leading ship management services. Seaspan’s operating fleet, including 4 newbuilding containerships on order scheduled for delivery to Seaspan by mid-2018, consists of 112 containerships representing a total capacity of over 900,000 TEU. Excluding newbuilds, Seaspan’s operating fleet of 108 vessels has an average age of approximately 5 years and an average remaining lease period of approximately 5 years, on a TEU weighted basis.

Seaspan has the following securities listed on The New York Stock Exchange:

Symbol:	Description:
SSW	Class A common shares
SSW PR D	Series D preferred shares
SSW PR E	Series E preferred shares
SSW PR G	Series G preferred shares
SSW PR H	Series H preferred shares
SSWN	6.375% senior unsecured notes due 2019
SSWA	7.125% senior unsecured notes due 2027

For Investor Relations Inquiries:

Mr. Michael Sieffert

Director, Corporate Finance

Seaspan Corporation

Tel. 778-328-6490

For Media Inquiries:

Mr. Leon Berman

The IGB Group

Tel. 212-477-8438

-end-